MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2018 and 2017

Dated November 6, 2018

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine months ended September 30, 2018 (“Q3 2018”). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three and nine months ended September 30, 2018 and 2017 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements and includes financial and operational information from the Company’s subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three and nine months ended September 30, 2017 (“Q3 2017”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at November 6, 2018.

BUSINESS OVERVIEW
Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, project development and ongoing exploration programs in Peru and Canada. Operations at the Escobal mine, a silver mining operation located in southeastern Guatemala, are currently suspended. (See "Escobal Update" section of this MD&A)

All of the Company’s operations are within the mining sector. The Company produces gold, silver, lead and zinc from mines located in Peru, Canada, and Guatemala. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs. The resumption of mining operations in Guatemala requires satisfactory completion of the ILO 169 consultation process by the Ministry of Energy and Mines ("MEM"), an end to the road blockage at Casillas to enable full access in and out of the Escobal mine and the renewal of the Escobal export credential from the Guatemalan government. (See "Escobal Update" section of this MD&A)

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

HIGHLIGHTS

Q3 2018 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 91.2 thousand ounces.

•	Gold sales of 92.3 thousand ounces.

•	Quarterly revenue of $111.8 million.

•	Quarterly net cash flow provided by operating activities of $18.0 million.

•	Quarterly cash flow provided by operating activities before changes in working capital(1) of $19.4 million.

•	Quarterly loss of $(190.0) million or $(0.61) per share (basic and diluted) including an impairment of the Escobal mine in the amount of $170 million.

•	Adjusted loss(1) of $(19.4) million or $(0.06) per share(1) (basic and diluted).

•	Cash balance of $48.4 million as at September 30, 2018.

•	Borrowed additional $25 million on the Second Amended and Restated Credit Facility.

•	Guatemalan Constitutional Court resolution finalized, allows commencement of ILO 169 consultation by MEM.

•	Record quarterly mill throughput at the Timmins mines of 4,287 tonnes per day.

Q3 YTD 2018 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 284.6 thousand ounces.

•	Gold sales of 295.2 thousand ounces.

•	Year to date revenue of $378.9 million.

•	Year to date net cash flow provided by operating activities of $58.4 million.

•	Year to date cash flow provided by operating activities before changes in working capital(1) of $89.7 million.

•	Year to date loss of $(212.4) million or $(0.68) per share (basic and diluted) including an impairment of the Escobal mine in the amount of $170 million.

•	Adjusted loss(1) of $(41.7) million or $(0.13) per share(1) (basic and diluted).

•	Announced on February 5, 2018 that the Company joined the UN Global Compact and the Global Compact Canada Network.

•	Announced on February 20, 2018 an amended $175 million credit facility of which $100 million has been drawn.

•
Announced updated Mineral Reserves & Mineral Resources in February 2018, reflecting an increase in Proven and Probable Mineral Reserves of nearly 400 thousand ounces of gold net of 2017 production. Measured and Indicated Mineral Resources increased by approximately 3.4 million ounces of gold compared to the prior year.

•	Released updated NI 43-101 Technical Report for the La Arena property, which included a Preliminary Economic Assessment of the La Arena II copper-gold porphyry project in February 2018.

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

	Q3 2018	Q3 YTD 2018
Revenues	$111,788	$378,862
Loss from operations	$(186,304)	$(191,728)
Cash and cash equivalents	$48,414	$48,414
Cost of sales per gold ounce sold(1)	$1,129	$1,097
Costs per gold ounce produced(1)
Total cash costs net of by-product credits	$807	$767
All-in sustaining costs net of by-product credits	$1,263	$1,156

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

Despite low Q3 production, the Company expects to meet the low end of its production guidance (400 to 475 thousand ounces of gold) and the high end of its total cash cost, AISC, and capital guidance for the full year 2018, with gold production weighted to the fourth quarter.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Earnings continue to be adversely impacted by the lack of revenue from the Escobal mine, compounded by the care and maintenance costs of $6.6 million and $25.0 million during Q3 2018 and Q3 YTD 2018, respectively.
RECENT DEVELOPMENTS

SHAHUINDO EXPANSION
On October 16, 2018, the Company received the 36,000 tpd operating permit from the Ministry of Energy and Mines in Peru. The mine has already started ramping up placement of ore on the leach pads as well as increasing process solution flow rates. Sustainable 36,000 tpd operation will require final connection to the power grid currently expected to be completed late in Q4 2018.
ESCOBAL UPDATE

LICENSE SUSPENSION

On May 24, 2017, an anti-mining organization, CALAS, filed a claim in the Supreme Court of Guatemala against MEM alleging that MEM violated the Xinka indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").

On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against the Ministry of Energy and Mines ("MEM") that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits.

On September 10, 2017, the Supreme Court issued a definitive decision on the merits of the underlying claim and reinstated Escobal’s mining license. The ruling allowed Escobal to restart operations immediately and to continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka indigenous communities within a certain geographic area.

CALAS and other interested parties appealed the Supreme Court’s September 2017 decision reinstating the Escobal license to the Constitutional Court. On September 3, 2018, the Constitutional Court issued its ruling which ordered the continued suspension of the Escobal mining license while MEM conducts an ILO 169 consultation with the Xinka communities residing in the area of influence of the Escobal mine. Five parties requested clarification from the Constitutional Court regarding its September 3rd resolution. In response to the clarification requests, on October 8, 2018, the Constitutional Court issued a final resolution which is not appealable. The final resolution outlines a four-stage consultation process: (1) review, (2) pre-consultation, (3) consultation and (4) Supreme Court verification.

Stage 1 - Review: Before the consultation can start, the Ministry of Environment (“MARN”) is required to order MSR to reconfirm the area of influence for the Escobal project. MSR shall work with the original consultant responsible for Escobal’s Environmental Impact Study (“EIS”) issued in 2011, or another qualified consultant, as well as experts at two Guatemalan universities to review, define and recommend the area of influence to MARN. The original EIS defined the area of influence as 10 communities within the municipality of San Rafael Las Flores, where the Escobal mine is located. Upon their review and reconfirmation of the area of influence, MARN is required to issue a formal resolution that defines the area to be used by the MEM during the ILO 169 consultation process.
Stage 2 - Pre-Consultation: The formal consultation process starts with the pre-consultation stage. The primary purpose of the pre-consultation stage is to define and agree to the terms, timeline and mechanisms under which the consultation will take place. This stage is to be moderated by MEM and to include various government agencies, ministries, academic institutions and community leaders along with MSR representatives.
Stage 3 - ILO 169 Consultation: During the consultation stage, the formal dialogue process will take place, in accordance with the terms agreed to during Stage 2. The principal counterparties involved in the dialogue process during this stage are limited to three: the Xinka indigenous communities who reside in the mine’s area of influence (or their designated representatives), MSR’s representatives, and MEM, as the process coordinator.
Stage 4 - Supreme Court Verification: Upon conclusion of the consultation process, MEM is required to submit the details and final results of the process to the Guatemalan Supreme Court. The Supreme Court will then hold a hearing to certify with all three parties that the ILO 169 consultation process met the requirements ordered by the Constitutional Court's resolution. After the Supreme Court verifies the consultation process and

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

the completion of other studies requested in the resolution (discussed below), the Escobal license can be reinstated enabling the Company to restart operations. The Supreme Court's verification is subject to a limited appeal to the Constitutional Court by the parties to the original amparo.
Additional Requirements
In addition to the ILO 169 consultation process led by MEM, the Constitutional Court also established other requirements that must be completed as a condition for the Company to restart operations at Escobal, including studies related to archaeology, health, and environmental compliance which are intended to confirm that the mine is meeting regulatory and national standards.
Timeline for Completion
The Constitutional Court's final resolution does not define a timeline for completion of the entire ILO 169 consultation process and the Company cannot predict when the consultation will be completed. For purposes of the third quarter Escobal impairment test, the Company ran various scenarios with restart dates ranging from 6 to 18 months, based on its understanding of the process so far, and selected a final restart date of December 31, 2019 for the analysis. There can be no certainty that this restart date will occur by December 31, 2019 see the Risk Factors section of this MD&A for further information.
As of November 6, 2018, Stage 1 of the four-stage ILO 169 consultation process was well advanced. MSR, the original EIS consultant and the two Guatemalan universities have have agreed on the area of influence, which is the same as the 2011 EIS boundary. The proposed area of influence has been submitted to MARN for their approval. Once finalized by MARN, MEM can formally commence Stage 2 of the consultation process.
For additional details, refer to the press releases dated October 10, 2018, September 7, 2018, September 4, 2018, March 8, 2018, September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

EXPORT CREDENTIAL
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license since a mining license is required in order for an export credential to be issued. The credential therefore expired in August 2017. The Company expects that MEM will renew the export credential following the completion of the ILO 169 consultation process, verification by the Supreme Court and reinstatement of the mining license.

GUATEMALA ROADBLOCK
Since June 7, 2017, a group of protesters near the town of Casillas continues to block the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. The roadblock has at times limited the transport of necessary supplies and fuel for the purpose of mine maintenance, although the Company has maintained sufficient supplies to ensure compliance with environmental mitigation measures.

Company representatives have continued to engage with community leaders, indigenous groups, government agencies, and international mediation experts to achieve constructive dialogue. Although some protestors have stated they are unwilling to dialogue, the Company has recently seen progress aimed at peacefully resolving the roadblock and rebuilding social license within the broader community and region.

OTHER CORPORATE MATTERS

CLASS ACTION LAWSUITS
On October 5, 2018, the Company learned that a proposed class action lawsuit had been filed against Tahoe and a former CEO in the Superior Court of Ontario. The lawsuit asserts various statutory and common law claims relating to alleged misrepresentations concerning the Company’s disclosure in respect of the Escobal mine and in particular the mining license. The lawsuit seeks damages of $200 million on behalf of a proposed

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

class comprised of persons who acquired securities of the Company between May 24, 2017 and July 5, 2017. The Company disputes the allegations and will vigorously defend the lawsuit, the outcome of which is not determinable at this time.
On July 7, 2017, the Company learned that three purported class action lawsuits had been filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above and have been consolidated in the Federal District Court for the District of Nevada. The court appointed lead plaintiff filed a consolidated amended complaint on August 31, 2018 alleging compensatory damages, interest, fees and costs. The Company filed a Motion to Dismiss the claims on October 30, 2018. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

GARCIA ET AL. v. TAHOE RESOURCES INC.
On June 18, 2014, seven plaintiffs filed an action against the Company in the Supreme Court of British Columbia alleging battery and negligence regarding a security incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages.  In April 2017, three of the seven plaintiffs settled their suits against the Company.
Tahoe challenged the claim in June 2014 based on jurisdictional issues, and the Court issued a judgment in Tahoe’s favor in November 2015. Plaintiffs appealed the decision to the Court of Appeals for British Columbia, which reversed the decision in January 2017, allowing the legal claims filed by the Guatemalan claimants to be heard in British Columbia. Tahoe filed an application for leave to appeal the issue to the Supreme Court of Canada, which was denied on June 8, 2017. The case is now proceeding on the merits in the Supreme Court of British Columbia. Tahoe filed a response to plaintiffs' claim on February 15, 2018.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for Q3 2018 and Q3 YTD 2018 and the comparative periods is as follows:

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Metal Sold
Silver (000’s ozs)	32	489	106	10,345
Gold (000’s ozs)	92.3	116.3	295.2	342.4
Lead (000’s t)	—	—	—	4.1
Zinc (000’s t)	—	—	—	5.6
Realized Price
Silver in concentrate (per oz)	$—	$18.12	$—	$17.71
Gold in doré (per oz)	$1,206	$1,266	$1,280	$1,239
Lead (per t)	$—	$—	$—	$2,379
Zinc (per t)	$—	$—	$—	$2,864
LBMA/LME Price(1)
Silver (per oz)	$15.02	$16.84	$16.1	$17.16
Gold (per oz)	$1,213	$1,278	$1,283	$1,251
Lead (per t)	$2,104	$2,334	$2,337	$2,259
Zinc (per t)	$2,537	$2,963	$3,020	$2,783
Revenues	$111,788	$155,201	$378,862	$615,823
Total operating costs	$111,683	$136,422	$351,484	$418,590
Earnings from operations	$105	$18,779	$27,378	$197,233
(Loss) earnings	$(190,000)	$(8,380)	$(212,415)	$99,803
(Loss) earnings per common share
Basic	$(0.61)	$(0.03)	$(0.68)	$0.32
Diluted	$(0.61)	$(0.03)	$(0.68)	$0.32
Adjusted (loss) earnings(2)	$(19,415)	$(7,225)	$(41,730)	$101,689
Adjusted (loss) earnings per common share(2)
Basic(2)	$(0.06)	$(0.02)	$(0.13)	$0.33
Diluted(2)	$(0.06)	$(0.02)	$(0.13)	$0.33
Weighted average shares outstanding - Basic	313,767	313,152	313,412	312,673
Weighted average shares outstanding - Diluted	313,767	313,152	313,412	312,722
Dividends paid	$—	$6,252	$—	$43,686
Cash flow provided by operating activities	$18,039	$48,675	$58,387	$223,321
Cash flow provided by operating activities before changes in working capital(2)	$19,355	$37,039	$89,706	$269,335
Cash and cash equivalents	$48,414	$182,072	$48,414	$182,072
Total assets	$2,931,362	$3,127,529	$2,931,362	$3,127,529
Revolving Debt	$100,000	$—	$100,000	$—
Total long-term liabilities	$389,186	$315,979	$389,186	$315,979
Costs per silver ounce produced
Total cash costs net of by-product credits(2)	$—	$—	$—	$6.15
All-in sustaining costs per silver ounce net of by-product credits(2)	$—	$—	$—	$8.91
Costs per gold ounce produced
Total cash costs net of by-product credits(2)	$807	$747	$767	$639
All-in sustaining costs per gold ounce net of by-product credits(2)	$1,263	$1,088	$1,156	$954

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(2)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
Basis of Presentation

The quarterly and year-to-date results presented were prepared in accordance with IAS 34 using accounting policies consistent with IFRS. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Notes to the Company’s Consolidated Financial Statements for the years ended December 31, 2017 and 2016.

Q3 YTD 2018 vs. Q3 YTD 2017
The Company generated a loss of $212.4 million for Q3 YTD 2018 compared to earnings of $99.8 million for Q3 YTD 2017. The earnings for Q3 YTD 2018 were negatively impacted by the cessation of mining activities at the Escobal mine which resulted in no material revenue for the year from the mine compounded by care and maintenance costs of $25.0 million. In addition, the Company recorded an impairment of the Escobal mine due to the extended shutdown in the amount of $170 million. See CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION section of this MD&A for additional information.

Revenues

During Q3 YTD 2018, the Company generated no material revenues from concentrate sales due to the on-going suspension of operations at the Escobal mine. During Q3 YTD 2017 the Company sold 10.2 million silver ounces and 3,416 gold ounces at realized prices of $17.71 and $1,294 per ounce and 4,090 tonnes of lead and 5,648 tonnes of zinc at realized prices of $2,379 and $2,864 per tonne.

During Q3 YTD 2018, the Company sold 295.2 thousand ounces of gold in doré, at an average realized price of $1,280 per ounce compared to 338.9 thousand ounces of gold in doré at an average realized price of $1,239 per ounce during Q3 YTD 2017.

Total revenues decreased by approximately $236.9 million or 38% from $615.8 million to $378.9 million, net of treatment and refining charges during Q3 YTD 2018 when compared to Q3 YTD 2017. This change was due to approximately 10.2 million fewer ounces of silver in concentrate sold during Q3 YTD 2018 as a result of the suspension of mining operations at the Escobal mine offset by increased revenue from the gold operations with approximately 47 thousand fewer ounces sold at a realized price approximately $41 per ounce higher than Q3 YTD 2017.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, Escobal mine care and maintenance costs and depreciation and depletion, form a component of total operating costs and amounted to $216.5 million for Q3 YTD 2018 compared to $278.8 million during Q3 YTD 2017. The decrease was primarily due to the suspension of mining operations at the Escobal mine.

Royalties

During Q3 YTD 2018, royalty expense was $2.8 million, comprised of nil in Guatemala and $2.8 million in Canada compared to $14.6 million in Q3 YTD 2017. This decrease of $11.8 million in royalty expense reflected the impact of reduced silver sales in concentrate of approximately 10.2 million ounces compared to Q3 YTD 2017.

Escobal mine care and maintenance

Escobal mine care and maintenance costs are required to maintain the Escobal mine during the temporary suspension. Such costs included environmental costs, salaries and legal fees, all of which form a component of total operating costs, and they amounted to $25.0 million for Q3 YTD 2018 compared to $13.8 million in Q3 YTD 2017. The increase period over period is due to a full nine months of costs during 2018 compared to three months in Q3 YTD 2017.

7

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Depreciation and depletion

During Q3 YTD 2018, depreciation and depletion amounted to $107.2 million compared to $111.4 million in Q3 YTD 2017. This decrease of $4.5 million was primarily due to reduced depletion and depreciation from the Escobal mine offset by increased depletion and depreciation at all of the Company's gold operations.

Other operating expenses

Exploration expenses

Exploration expenses were $11.7 million during Q3 YTD 2018 compared to $14.6 million in Q3 YTD 2017. This $2.9 million decrease was the result of curtailing spending on exploration in Guatemala and timing of spend related to gold exploration efforts.

General and administrative expenses

General and administrative expenses were $37.4 million for Q3 YTD 2018 compared to $34.7 million for Q3 YTD 2017. This $2.7 million increase related primarily to an increase in salaries and benefits due to the retirement of two management personnel, including the President and CEO, and the timing of share based compensation expense offset by a decrease in professional and consulting fees.

Impairment

The Company recorded an impairment charge of $170 million related to the Escobal mine during the period. The impairment was a result of the Constitutional Court ruling on September 3, 2018 requiring the mine to remain shut down during the ILO 169 consultation process. The Company utilized a long-term silver price of $18 per ounce and a discount rate of 9% in the impairment test. Refer to the “Cash Flow, Liquidity, Capital Resources and Other Information - Asset Valuation” section for additional details.

Other expense

Interest Expense

Interest expense for Q3 YTD 2018 was $3.4 million compared to $2.4 million in Q3 YTD 2017. This increase reflected the additional interest expense related to drawing $100 million on the Second Amended and Restated Credit Facility during Q3 YTD 2018 when compared to the interest on $35 million in debt in Q3 YTD 2017.

Net foreign exchange gain/loss

A foreign exchange loss of $0.6 million was recognized during Q3 YTD 2018, compared to a loss of $2.1 million recognized during Q3 YTD 2017. The $1.5 million change was the result of the appreciation and depreciation of foreign currencies against the USD, including $3.5 million related to the Canadian dollar, $(0.9) million related to the Guatemalan Quetzal and $(1.1) million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q3 YTD 2018 was $16.3 million and income tax expense for Q3 YTD 2017 was $41.8 million. The primary reason for the decrease in income tax expense was the decrease in earnings related to the suspension of mining operations at the Escobal mine.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2018	2018	2018	2017	2017	2017	2017	2016
Metal Sold
Silver (000’s ozs)	32	35	39	46	489	4,289	5,561	4,496
Gold (000’s ozs)	92.3	97.5	105.4	92.9	116.3	110.3	115.9	100.7
Lead (000’s t)	—	—	—	—	—	2.0	2.2	2.3
Zinc (000’s t)	—	—	—	—	—	2.8	2.8	2.8
Realized Price
Silver in concentrate (per oz)	$—	$—	$—	$—	$18.12	$15.72	$19.22	$14.45
Gold in doré (per oz)	$1,206	$1,303	$1,323	$1,272	$1,266	$1,248	$1,201	$1,197
Lead (per t)	$—	$—	$—	$—	$—	$2,138	$2,588	$2,036
Zinc (per t)	$—	$—	$—	$—	$—	$2,601	$2,960	$2,872
LBMA/LME Price(1)
Silver (per oz)	$15.02	$16.53	$16.77	$16.73	$16.84	$17.21	$17.42	$17.19
Gold (per oz)	$1,213	$1,306	$1,330	$1,276	$1,278	$1,257	$1,219	$1,220
Lead (per t)	$2,104	$2,388	$2,523	$2,492	$2,334	$2,161	$2,278	$2,149
Zinc (per t)	$2,537	$3,112	$3,421	$3,236	$2,936	$2,596	$2,780	$2,517
Revenues	$111,788	$127,132	$139,942	$117,734	$155,201	$209,576	$251,046	$189,398
Total operating costs	$111,683	$113,855	$125,946	$122,997	$136,422	$135,291	$146,878	$141,552
Earnings (loss) from operations	$105	$13,277	$13,996	$(20,219)	$2,621	$56,975	$88,283	$31,466
Earnings (loss)(2)	$(190,000)	$(15,553)	$(6,862)	$(18,010)	$(8,380)	$33,487	$74,697	$315
Earnings (loss) per common share
Basic	$(0.61)	$(0.05)	$(0.02)	$(0.06)	$(0.03)	$0.11	$0.24	$0.00
Diluted	$(0.61)	$(0.05)	$(0.02)	$(0.06)	$(0.03)	$0.11	$0.24	$0.00
Adjusted earnings (loss)(3)	$(19,415)	$(15,107)	$(7,208)	$(17,678)	$(7,225)	$33,846	$75,069	$18,415
Adjusted earnings (loss) per Common Share(3)
Basic	$(0.06)	$(0.05)	$(0.02)	$(0.06)	$(0.02)	$0.11	$0.24	$0.06
Diluted	$(0.06)	$(0.05)	$(0.02)	$(0.06)	$(0.02)	$0.11	$0.24	$0.06
Weighted average shares outstanding - Basic	313,767	313,253	313,193	313,193	313,152	312,787	311,948	311,653
Weighted average shares outstanding - Diluted	313,767	313,253	313,193	313,200	313,161	312,869	312,025	311,786
Dividends paid	$—	$—	$—	$—	$6,252	$18,740	$18,695	$18,672
Cash flow provided by operating activities	$18,039	$18.201	$22,147	$18,081	$48,675	$96,068	$78,575	$107,021
Cash flow provided by operating activities before changes in working capital	$19,355	$31,842	$38,509	$23,988	$17,679	$99,446	$132,851	$74,669
Cash and cash equivalents	$48,414	$69,744	$53,632	$125,665	$182,072	$190,636	$175,397	$163,368
Total assets (000'S)	$2,931	$3,098	$3,036	$3,081	$3,128	$3,129	$3,093	$3,071
Revolving Debt	$100,000	$75,000	$—	$—	$—	$—	$—	$—
Total non-current liabilities	$389,186	$365,942	$293,241	$299,920	$315,979	$316,510	$340,202	$348,663
Total cash costs net of by-product credits silver(3)	$—	$—	$—	$—	$—	$6.73	$5.72	$6.48
Total cash costs net of by-product credits gold(3)	$807	$708	$793	$648	$747	$601	$574	$594
All-in sustaining costs per ounce net of by-product credits silver	$—	$—	$—	$—	$—	$10.01	$8.11	$9.76
All-in sustaining costs per ounce net of by-product credits gold	$1,263	$1,060	$1,158	$1,033	$1,088	$925	$860	$945

9

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(2)
Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(3)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(4)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration programs.

Q3 2018 vs. Q3 2017

The Company generated a loss of $190.0 million in Q3 2018 compared to a loss of $8.4 million in Q3 2017. The earnings for Q3 2018 were negatively by a $170 million impairment of the Escobal mine as a result of the Constitutional Court ruling ordering the continued suspension of the Escobal mining license while MEM conducts an ILO 169 consultation with the Xinka communities residing in the area of influence of the Escobal mine.

Revenues

During both Q3 2018 and Q3 2017, the Company generated no material revenues from concentrate sales due to the on-going suspension of operations at the Escobal mine.

During Q3 2018, the Company sold 92.3 thousand ounces of gold in doré, at an average realized price of $1,206 per ounce compared to 116.2 thousand ounces of gold in doré at an average realized price of $1,266 per ounce during Q3 2017.

Total revenues decreased by approximately $43.4 million or 28% from $155.2 million to $111.8 million, net of treatment and refining charges during Q3 2018 when compared to Q3 2017. This change was the result of decreased revenue from the gold operations with approximately five thousand fewer ounces sold at a realized price approximately $97 per ounce lower than Q3 2017.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, Escobal mine care and maintenance costs and depreciation and depletion, form a component of total operating costs and amounted to $69.2 million for Q3 2018 compared to $89.2 million during Q3 2017. This decrease was primarily due to the suspension of mining operations at the Escobal mine coupled with a reduction of production costs at La Arena offset by increased production costs at Shahuindo and the Timmins mines.

Royalties

During Q3 2018, royalty expense was $0.8 million related to the Timmins Mines compared to $1.5 million in Q3 2017. This decrease reflected the impact of the cessation of mining activities at the Escobal mine coupled with approximately seven thousand fewer ounces sold from our Timmins mines.

Escobal mine care and maintenance

Escobal mine care and maintenance costs are required to maintain the Escobal mine during the temporary suspension. Such costs included environmental costs, salaries and legal fees, all of which form a component of total operating costs, and they amounted to $6.6 million for Q3 2018 compared to $13.8 million in Q3 2017. The decrease period over period was due primarily to the reduction in the workforce at the Escobal mine.

10

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Depreciation and depletion

During Q3 2018, depreciation and depletion amounted to $35.1 million compared to $31.9 million in Q3 2017. This increase of $2.9 million was primarily due to increased depletion and depreciation in Peru.

Other operating expenses

Exploration expenses

Exploration expenses were $4.5 million for Q3 2018 compared to $4.5 million in Q3 2017.

General and administrative expenses

General and administrative expenses were $11.9 million for Q3 2018 compared to $11.7 million for Q3 2017. This $0.2 million increase related primarily to a decrease in share-based compensation and professional and consulting fees offset by an increase in administrative and other expenses.

Impairment

The Company recorded an impairment charge of $170 million related to the Escobal mine during the period. The impairment was a result of the Constitutional Court ruling on September 3, 2018 requiring the mine to remain shut down during the ILO 169 consultation process. The Company utilized a long-term silver price of $18 per ounce and a discount rate of 9% in the impairment test. Refer to the “Cash Flow, Liquidity, Capital Resources and Other Information - Asset Valuation” section for additional details.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.6 million was recognized during Q3 2018, compared to a loss of $1.2 million recognized during Q3 2017. The $0.6 million change was the result of the appreciation and depreciation of foreign currencies against the USD, including $0.2 million related to the Canadian dollar, $0.2 million related to the Guatemalan Quetzal and $0.2 million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q3 2018 was $2.7 million. Income tax expense for Q3 2017 was $8.9 million. The primary reason for the decrease in income tax expense was the decrease in earnings related to the suspension of mining operations at the Escobal mine coupled with decreased income tax expense in Peru and the Timmins mines due to the reduction of approximately 24 thousand ounces of gold sold at a realized price approximately $97 less than the comparative period.

11

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

Q3 2018 AND Q3 2017

Selected quarterly segmented operational information from continuing operations for Q3 2018 and Q3 2017 was as follows:

	Q3 2018/Q3 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$—	$34,656	$33,854	$43,278	$111,788
	$6,831	$68,134	$25,760	$54,476	$155,201
Silver produced (000’s ozs)	—	7	22	4	33
	—	10	27	5	42
Gold produced (000’s ozs)	—	33	20	38	91
	—	48	19	42	109
Silver sold (000’s ozs)	—	5	23	4	32
	455	9	20	5	489
Gold sold (000's ozs)	—	29	28	36	92
	—	54	20	43	116
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$18.12	$—	$—	$—	$18.12
Gold	$—	$1,195	$1,210	$1,213	$1,206
	$977	$1,257	$1,271	$1,275	$1,226
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$—	$—	$—	$—	$—
Total cash costs net of by-product credits gold	$—	$764	$883	$803	$807
	$—	$794	$774	$681	$747
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$—	$—	$—	$—	$—
All-in sustaining costs net of by-product credits gold	$—	$1,182	$1,359	$1,283	$1,263
	$—	$1,038	$1,328	$1,034	$1,088

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

12

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q3 YTD 2018 AND Q3 YTD 2017

Selected segmented operational information from continuing operations for Q3 YTD 2018 and Q3 YTD 2017 was as follows:

	Q3 YTD 2018/Q3 YTD 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$(7)	$147,363	$87,128	$144,378	$378,862
	$193,354	$183,909	$71,010	$167,550	$615,823
Silver produced (000’s ozs)	—	18	71	14	103
	9,692	25	92	16	9,825
Gold produced (000’s ozs)	—	112	63	110	285
	4	148	60	127	340
Silver sold (000’s ozs)	—	21	71	14	106
	10,229	22	78	16	10,345
Gold sold (000's ozs)	—	115	67	113	295
	3	148	56	135	342
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$17.71	$—	$—	$—	$17.71
Gold	$—	$1,281	$1,275	$1,282	$1,280
	$1,294	$1,233	$1,246	$1,243	$1,239
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.15	$—	$—	$—	$6.15
Total cash costs net of by-product credits gold	$—	$682	$763	$856	$767
	$—	$624	$647	$653	$639
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$8.91	$—	$—	$—	$8.91
All-in sustaining costs net of by-product credits gold	$—	$1,012	$1,185	$1,287	$1,156
	$—	$831	$1,066	$1,046	$954

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

13

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS
Escobal mine

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Tonnes Milled (000’s)	—	—	—	688
Average Tonnes Milled (tpd)	—	—	—	2,519
Average Metal Grades
Silver (g/t)	—	—	—	507
Gold (g/t)	—	—	—	0.33
Lead	—%	—%	—%	0.71%
Zinc	—%	—%	—%	1.16%
Average Metal Recovery(1)
Silver	—%	—%	—%	86%
Gold	—%	—%	—%	60%
Lead	—%	—%	—%	86%
Zinc	—%	—%	—%	76%
Recovered Metal(2)
Silver Ounces (000’s)	—	—	—	9,692
Gold Ounces(000’s)	—	—	—	4.3
Lead Tonnes (000’s)	—	—	—	4.2
Zinc Tonnes (000’s)	—	—	—	6.1
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by-product credits	$—	$—	$—	$9.22
Total cash costs per ounce net of by-product credits	$—	$—	$—	$6.15
All-in sustaining costs per ounce net of by-product credits	$—	$—	$—	$8.91
Capital Expenditures	$—	$1,685	$1,559	$22,729
Sustaining Capital	$—	$1,685	$1,559	$22,729
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.

(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.

(3)
Non-GAAP financial measures are described in the "Non-GAAP financial measures" section of this MD&A and include a reconciliation to total operating costs from the Company's interim financial statements.

(4)	Numbers may not calculate due to rounding.
Property overview
The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations have been temporarily suspended pending the satisfactory completion of the court ordered ILO 169 consultation to be conducted by MEM. Additionally, the roadblock at Casillas prevents access of supplies into and concentrate out of the mine. The Company's expired export credential is pending renewal and reissue by MEM. During normal operations, underground longhole stoping methods are utilized to mine the intermediate sulfidation silver-gold-lead-zinc mineralization at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters.

Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2018 totaled 24.7 million tonnes of ore at an average silver grade of 334 grams per tonne (“g/t”) containing 264 million ounces of silver, with significant quantities of gold and base metals.

14

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Financial and cost per ounce overview
In Q3 2018, there were no concentrate sales and no revenue was generated at mine operating costs of $7.5 million, comprised of care and maintenance and depreciation and depletion, resulting in a mine operating loss of $7.5 million. Concentrate sales for Q3 2017 generated $6.8 million in revenues at operating costs of $22.0 million resulting in mine operating loss of $15.1 million. Results for the period reflect the impact of the suspension of mining operations. All costs incurred from the date that mining operations were suspended have been in included in the care and maintenance line within production costs.

In Q3 YTD 2018, there were no concentrate sales and no revenue was generated at mine operating costs of $27.7 million, comprised of care and maintenance and depreciation and depletion, resulting in a mine operating loss of $27.7 million. Concentrate sales for Q3 YTD 2017 generated $193.4 million in revenues at operating costs of $117.8 million resulting in mine operating earnings of $75.5 million. Results for the period reflect the impact of the suspension of mining operations. All costs incurred from the date that mining operations were suspended have been in included in the care and maintenance line within production costs.

During 2018, the Escobal mine work force was reduced by approximately 85% in response to continued suspension of operations. The Company will seek to rehire a majority of those terminated when operations resume.

Due to the suspension of mining operations, total cash costs net of by-product credits for Q3 2018 and Q3 YTD 2018 were nil compared to nil and $6.15 per ounce for Q3 2017 and Q3 YTD 2017, respectively. All-in sustaining costs for Q3 2018 and Q3 YTD 2018 were nil per ounce compared to nil and $8.91 per ounce in Q3 2017 and Q3 YTD 2017, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Due to the suspension of the mining license during the ILO 169 consultation process by MEM, the failure by MEM to reissue the annual export credential prior to its expiration and the continuing blockade in Casillas the Escobal mine remained on care and maintenance in the third quarter 2018. There was no ore production, development or paste fill operations during this time. Activities in the mine operations department focused on minor mine rehabilitation, care and maintenance and planning for future operational logistics and efficiencies. Care and maintenance activities included roads, pumps, main fans and electrical maintenance.

Operations personnel have prepared detailed start-up plans for re-hiring, safety orientation and resuming production following satisfactory completion of the ILO 169 consultation process by MEM and re-issuance of the mining license.
Mill performance
No ore was milled during Q3 2018. There are approximately nine thousand tonnes of crushed ore held in the fine ore storage and approximately 60 thousand tonnes in the surface ore stockpile available to expedite the restart of the mill.
Capital projects
No major capital projects were underway during the quarter.

15

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Tonnes Ore Mined (000’s)	3,563	3,078	9,418	9,678
Strip Ratio	2.2	2.0	2.0	2.0
Tonnes Placed on Pads(1) (000’s)	3,569	3,145	9,491	9,757
Average Gold Grade(g/t)	0.45	0.48	0.47	0.49
Gold Ounces Placed on Pads (000’s)	51	48	145	154
Gold Ounces Recovered (000’s)	33	48	112	148
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$767	$797	$685	$683
Total cash costs per ounce net of by-product credits	$764	$794	$682	$681
All-in sustaining costs per ounce net of by-product credits	$1,182	$1,038	$1,012	$831
Capital Expenditures(3)	$10,029	$7,687	$24,916	$20,005
Sustaining Capital	$10,029	$7,687	$24,916	$20,005
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Capital expenditures exclude non-sustaining capital related to La Arena II.
(4) Numbers may not calculate due to rounding.
Property overview
The La Arena gold mine is located in the Huamachuco District of northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column adsorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders.
Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2018 totaled 44.0 million tonnes of ore at an average gold grade of 0.40 g/t containing 568 thousand ounces of gold.
Financial and cost per ounce overview
Q3 2018 gold sales generated $34.7 million in revenues at mine operating costs of $29.2 million resulting in mine operating earnings of $5.5 million. Q3 2017 gold sales generated $68.1 million in revenues at mine operating costs of $51.1 million resulting in mine operating earnings of $17.1 million.

Total cash costs net of by-product credits for Q3 2018 were $764 per ounce compared to $794 per ounce for Q3 2017, a decrease of $30 per ounce, or 4%. All-in sustaining costs for Q3 2018 were $1,182 per ounce compared to $1,038 per ounce for Q3 2017, an increase of $144 per ounce, or 14%. The decrease in total cash cost was the result of an increased strip ratio resulting in more costs being capitalized as deferred stripping. This was offset by the production of 15 thousand fewer ounces in Q3 2018, which also resulted in the increase to all-in sustaining costs. The decrease in production was driven by lower apparent recoveries compared to the comparative period as a result of the timing of ore placement and longer leach cycles due to stacking at the highest levels of the leach pads as the mine matures. Additionally, in an effort to reduce leaching of heavy metals, cyanide concentrations were reduced in barren solutions to limit the mercury levels in the process solution.

16

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q3 YTD 2018 gold sales generated $147.4 million in revenues at mine operating costs of $109.3 million resulting in mine operating earnings of $38.1 million. Q3 YTD 2017 gold sales generated $183.9 million in revenues at mine operating costs of $116.4 million resulting in mine operating earnings of $67.5 million.

Total cash costs net of by-product credits for Q3 YTD 2018 were $682 per ounce compared to $624 per ounce for Q3 YTD 2017, an increase of $58 per ounce, or 9%. All-in sustaining costs for Q3 YTD 2018 were $1,012 per ounce compared to $831 per ounce for Q3 YTD 2017, an increase of $181 per ounce, or 22%. These per ounce metrics were elevated due mainly to the production of 36 thousand fewer ounces in Q3 YTD 2018 driven by approximately 3% fewer tonnes being placed on the leach pad at a lower grade due to pit sequencing and higher sustaining capital expenditures compared to the prior period. In Q3 YTD 2017 the Company made a one-time adjustment of 6.6 thousand ounces which increased production by including in-carbon gold inventory as well as gold poured in doré. The reduced production for the period was also driven by lower apparent recoveries compared to the comparative period as a result of the timing of ore placement and longer leach cycles due to greater total depth in the leach pads as the mine matures. Additionally, cyanide concentrations were reduced during the period in barren solutions to limit the mercury levels in the process solution.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Calaorco pit totaled 3.6 million tonnes of ore at an average strip ratio of 2.2 during Q3 2018. The average gold grade of 0.45 g/t containing 51.4 thousand gold ounces were placed on the leach pads during Q3 2018.

Mining operations continue to be focused in the Phase 4 and Phase 5 areas of the Calaorco pit. Ore is currently being produced from these two phases.

During Q3 2018, the Company resolved an 8-day community protest due to concerns about blasting activities. Mining operations were suspended during this time resulting in fewer ounces placed on the pad.
Adsorption, desorption and refining process plant
The average area under irrigation for Q3 2018 was 11.2 hectares. The pregnant solution from the leaching process reports to the adsorption, desorption and regeneration process plant, which performed well. The La Arena plant recovered 33.3 thousand ounces of gold during Q3 2018. The apparent recovery of gold for this quarter was 65% and project to date recovery of ounces placed continued to be approximately 86%. The apparent recovery of 65% for the quarter was impacted by the timing of ore placement and longer leach cycles due to stacking on the highest levels of the leach pads as the mine matures. With additional time and increased cyanide concentration in the process solutions, the Company anticipates the ultimate recovery for this material will remain approximately 86%. In October, solution gold grades increased by more than 30% and it was the second highest production month at La Arena in 2018.

Capital Projects
Construction of leach pad 4C continued in Q3 2018 as planned in support of life of mine operations and is expected to be completed in Q4 2019. Work continued on development of Phase 5 of Waste Dump 2.

17

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo mine

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Tonnes Ore Mined (000’s)	1,810	1,782	4,706	4,657
Strip Ratio	1.1	1.0	1.1	1.0
Tonnes Placed on Pads(1) (000’s)	1,493	1,470	4,471	3,786
Average Gold Grade(g/t)	0.51	0.61	0.58	0.63
Gold Ounces Placed on Pads (000’s)	25	29	83	76
Gold Ounces Recovered (000’s)	20	19	63	60
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$900	$792	$781	$669
Total cash costs per ounce net of by-product credits	$883	$774	$763	$647
All-in sustaining costs per ounce net of by-product credits	$1,359	$1,328	$1,185	$1,066
Capital Expenditures	$28,638	$19,314	$95,012	$44,345
Sustaining Capital	$6,146	$7,622	$16,791	$14,834
Non-Sustaining Capital	$22,492	$11,692	$78,221	$29,511

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Numbers may not calculate due to rounding.

Property overview
The Shahuindo mine is located in the province of Cajabamba in northern Peru, approximately 510 km north-northwest of Lima and 30 km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. In Q3 2018, 76% of the ore place onto the leach pads was truck dumped run-of-mine (ROM) and 24% was processed through the crushing and agglomeration circuit. As the mine continues to develop, and ore body knowledge and operating experience is gained, ore characteristics are continually assessed to determine amenability for ROM versus processing through crushing and agglomeration. Metal recovery is by carbon-in-column adsorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders. The mine is currently operating at a rate of 16,000 tpd and scheduled to increase to 36,000 tpd by the end of 2018, using a combination of ROM and crushing & agglomeration to process the ore.

Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2018 totaled 127.8 million tonnes at an average gold grade of 0.46 g/t containing 1.9 million ounces of gold.
Financial and cost per ounce overview
Q3 2018 gold sales generated $33.9 million in revenues at mine operating costs of $31.2 million resulting in mine operating earnings of $2.7 million. Gold sales generated $25.8 million in revenues at mine operating costs of $19.6 million resulting in mine operating earnings of $6.2 million for Q3 2017.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q3 2018 were $883 and $1,359 per ounce, respectively, compared to $774 and $1,328 for Q3 2017, respectively. The increase in total cash costs net of by-product credits of 14% and all-in sustaining costs net of by-product credits of 2% was primarily the result of mining and placing on the leach pads more tonnes at a grade that was 0.1 g/t lower than the comparative period at a slightly increased processing cost during crushing and agglomeration startup offset by increased recovery which increased the total cash cost net of by-product credits offset by lower sustaining capital compared to the prior year.

18

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q3 YTD 2018 gold sales generated $87.1 million in revenues at mine operating costs of $72.0 million resulting in mine operating earnings of $15.1 million. Gold sales generated $71.0 million in revenues at mine operating costs of $54.7 million resulting in mine operating earnings of $16.3 million for Q3 YTD 2017.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q3 YTD 2018 were $763 and $1,185 per ounce, respectively, compared to $647 and $1,066 for Q3 YTD 2017, respectively. The increase in total cash costs net of by-product credits of 18% and all-in sustaining costs net of by-product credits of 11% was primarily the result of placing on the leach pads approximately 685 thousand more tonnes at a grade that was 0.05 g/t lower than the comparative period at a slightly increased processing cost during crushing and agglomeration startup offset by increased recovery which increased the total cash cost net of by-product credits offset by lower exploration expense compared to the prior year.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Shahuindo pit totaled 1.8 million tonnes of ore at an average strip ratio of 1.1 during Q3 2018. The average gold grade of 0.51 g/t containing 24.7 thousand gold ounces were placed on the leach pad during the same period.
Adsorption, desorption and refining process plant
The Shahuindo plant recovered 20.3 thousand ounces and 63.0 thousand ounces of gold during Q3 2018 and Q3 YTD 2018, respectively. Heap leach recoveries have met expectations and year-to-date gold ounces have exceeded the model by approximately 30% when comparing actual blast hole results to the reserves model. Primary leaching was focused on Pad 2A which resulted in faster than expected leaching cycles attributable to the optimized coarse/fine ore blending. The average area under leach was approximately 8.9 hectares during the third quarter of 2018. The apparent recovery of gold for this quarter was 78.4%. While higher than average for the current operations, it was within the expected range and reflects increasing contribution from crushed and agglomerated ore.
Capital projects
Construction of leach Pad 2B continued in Q3 2018 as planned with the final 17 hectares ready for ore placement as scheduled.

Construction of the 24,000 tpd circuit was significantly advanced, and mechanical completion of the full 36,000 tpd plant continues to be expected late in the last quarter of 2018.

Expansion of the adsorption, desorption and refining (ADR) process plant was completed in Q3 2018.

The electrical substation and the electrical transmission line for the Shahuindo Expansion project is substantially complete, with the transmission lines (220 kV and 22.9 kV) expected to be energized in the fourth quarter. During the quarter, negotiations to transfer the electrical substation to the concessionaire as required by Peruvian law advanced and were completed in October 2018 with an agreement to sell the substation at market value and enter into a 15-year power supply agreement. The closing of the agreement is subject to construction completion and energization of the substation.

The permit for additional water capacity submitted in Q4 2017 was received in July 2018 and the well has been operational since August 2018. Sufficient water capacity is available for the production ramp up to 36,000 tpd
The Shahuindo Expansion project remains within original guidance. The Shahuindo Expansion includes the 36,000 tpd crushing and agglomeration ("C&A") circuit (with estimated capital guidance of $80 million) as well as the expansion of the ADR plant to 36,000 tpd, the installation of a 220kV transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo Expansion (including the $80 million C&A circuit) is $170 to $180 million, of which $142.2 million has been spent through September 30, 2018 ($21.4 million in Q3 2018), excluding capitalized interest, with an additional $9.2 million committed. Approximately $30 to $35 million of the total Shahuindo Expansion guidance is expected to be spent for the secondary projects in 2019.

19

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins mines

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Tonnes Ore Mined (000’s)	391	341	1,038	1,023
Tonnes Ore Milled (000’s)	394	338	1,042	1,011
Average Tonnes Milled (tpd)	4,287	3,679	3,818	3,704
Average Gold Grade(g/t)	3.09	3.98	3.41	4.05
Average Gold Recovery	96%	96%	96%	96%
Gold Ounces Recovered (000’s)	38	42	110	127
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$804	$683	$858	$655
Total cash costs per ounce net of by-product credits	$803	$681	$856	$653
All-in sustaining costs per ounce net of by-product credits	$1,283	$1,034	$1,287	$1,046
Capital Expenditures	$28,029	$25,047	$82,410	$80,814
Sustaining Capital	$13,516	$9,824	$35,407	$36,260
Non-Sustaining Capital	$14,513	$15,223	$47,002	$44,554

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

Property overview
Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.
Bell Creek
The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 1,500 tpd. Ore is processed at the Bell Creek mill.
Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2018 totaled 2.4 million tonnes at an average gold grade of 4.1 g/t containing 315 thousand ounces of gold.
Timmins West
The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2,900 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing.
Proven and Probable Mineral Reserves at the Timmins West mine as of January 1, 2018 totaled 6.5 million tonnes at an average gold grade of 3.2 g/t containing 654 thousand ounces of gold.

20

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Bell Creek Mill
The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.
Financial and cost per ounce overview
Q3 2018 gold sales generated $43.3 million in revenues at mine operating costs of $43.8 million resulting in mine operating loss of $0.5 million. Gold sales generated $54.5 million in revenues at mine operating costs of $43.8 million resulting in mine operating earnings of $10.6 million during Q3 2017.

Total cash costs net of by-product credits for Q3 2018 were $803 per ounce compared to $681 per ounce for Q3 2017. All-in sustaining costs for Q3 2018 were $1,283 per ounce compared to $1,034 per ounce during Q3 2017. The increase in total cash costs net of by-product credits of $122 per ounce or 18% was the result of increased operating costs due to a higher proportion of expensed development, longer haulage and reduced grade as more production came from the 144 Gap zone resulting in increased total cash costs from the comparative period of $46 per ounce coupled with a $76 per ounce increase due to the production of approximately four thousand fewer ounces during Q3 2018 when compared to Q3 2017.

Q3 YTD 2018 gold sales generated $144.4 million in revenues at mine operating costs of $142.5 million, resulting in mine operating earnings of $1.9 million. Gold sales generated $167.6 million in revenues at mine operating costs of $129.7 million resulting in mine operating earnings of $37.8 million during Q3 YTD 2017.

Total cash costs net of by-product credits for Q3 YTD 2018 were $856 per ounce compared to $653 per ounce for Q3 YTD 2017. All-in sustaining costs for Q3 YTD 2018 were $1,287 per ounce compared to $1,046 per ounce during Q3 YTD 2017. The increase in total cash costs net of by-product credits of $203 per ounce or 31% was driven by the Timmins mines producing approximately 17 thousand fewer ounces than in the comparative period. This negatively impacted costs by approximately $103 per ounce. Additionally, the Timmins mines experienced increased operating costs due to a higher proportion of expensed development, longer haulage and reduced grade as more production came from the 144 Gap zone which accounted for the remaining $100 per ounce increase.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Bell Creek
Underground ramp and sublevel development continued to advance in support of the life-of-mine production schedule, with approximately 2,577 metres of development completed in Q3 2018. Infill and definition drilling for the same period at the Bell Creek mine totaled 12,505 metres.
The Bell Creek mine delivered 137 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q3 2018.
Timmins West
Underground ramp and sublevel development continued to advance in support of the life-of-mine production schedule, with approximately 2,034 metres of development completed in Q3 2018. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling of 21,092 metres was completed at the Timmins West mine in Q3 2018 to enhance Mineral Resource and Mineral Reserve definition.
The Timmins West mine delivered approximately 254 thousand tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q3 2018.

21

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Mill processing
Mill operations averaged a record 4,287 tpd in Q3 2018. Once the Bell Creek shaft project is completed and production from the mine ramps up, management estimates that the mill will be able to achieve sustainable average throughput of more than 4,400 tpd. The mill processed a total of 0.39 million tonnes with an average gold feed grade of 3.1 g/t recovering 37.6 thousand gold ounces in Q3 2018. Process recovery was an average of 96% for the three and nine month periods.
Capital projects
The Bell Creek shaft project continues to progress well. The overall construction is expected to be complete in Q4 2018 with the final commissioning through the end of the year. The commissioning of the two hoists has begun, while the final electrical work is being completed on the surface plant. The 1040m loading pocket, conveyor gallery and ore/waste chute installations and at both 1000m dump stations are near completion. The remaining critical path is in the shaft steel installation in the lower portion of the shaft.

The Company now estimates the shaft project will be completed within 10% of the original $80 million guidance with the majority of the increase over guidance driven by hoist electrical installation and certain indirect costs through the end of the year. Approximately $82.5 million has been spent through September 30, 2018 ($11.1 million spent in Q3 2018), excluding capitalized interest. The Company has committed $5 million, which is substantially all of the remaining costs for the project.

PROJECTS
La Arena II
La Arena II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing La Arena Mine oxide gold deposit in Peru. The Preliminary Economic Assessment (“PEA”) of the La Arena II project issued by the Company in February 2018 reported Measured and Indicated Mineral Resources of 742 million tonnes containing 2.6 billion tonnes of copper and 5.6 million ounces of gold at average grades of 0.35% copper and 0.24 g/t gold. Inferred Mineral Resources totaled 92 million tonnes containing 158 thousand tonnes of copper and 683 thousand ounces of gold at average grades of 0.17% copper and 0.23 g/t gold.
The NI 43-101 technical report for the La Arena II PEA, which includes an update of the existing La Arena Mine, is available on the Company's website at www.tahoeresources.com and on SEDAR at www.sedar.com. Tahoe expects to continue its evaluation of La Arena II with the intent of advancing it to the prefeasibility or feasibility stage. The timeline and estimated capital required to advance the project to the next stage are under review. The project will be evaluated in the context of existing operations and pipeline opportunities with the intention of progressing it responsibly in order to maximize value for Tahoe’s shareholders.
NI 43-101 required disclosure: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The La Arena II PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized.
Fenn-Gib
The Fenn-Gib deposit is an advanced stage exploration project located 80 km east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category.
No drilling was completed at the property in Q3 2018. Prior year drill results have been incorporated into a new geological model and a new block model is being developed utilizing internal resources.
Metallurgical test work including gravity and gravity tailings cyanidation previously performed is being evaluated internally.

22

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

EXPLORATION
Guatemala
No exploration drilling was conducted at Escobal during 2018. Underground exploration drilling is planned to resume once mine operations re-commence. Guatemala exploration expenditures totaled nil and nil during Q3 2018 and Q3 YTD 2018, respectively. (Q3 2017 and Q3 YTD 2017: $0.1 million and $0.6 million).
Peru
Exploration activity in Peru during Q3 2018 concentrated on drilling outlying targets north and south of the Shahuindo mine. In addition, early-staged exploration advanced on regional targets surrounding both the La Arena and Shahuindo resource areas.
Exploration at Shahuindo during Q3 2018 totaled 22 holes for 4,032 metres focused on the Azules target in the North Corridor 1.5 km north of Shahuindo and peripheral targets to the Shahuindo pit. In addition, reconnaissance mapping and other field studies continued throughout the North Corridor and Algamarca areas surrounding the Shahuindo mine.
At La Arena, field mapping and sampling continued at the Agua Blanca and Carmen zones east of La Arena.
Peru exploration expenditures totaled $1.4 million and $3.8 million during Q3 2018 and Q3 YTD 2018, respectively. (Q3 2017 and Q3 YTD 2017: $1.5 million and $5.5 million, respectively).
Canada
In Canada a total of 19,693 metres and 73,364 metres of exploration drilling was completed throughout the region during Q3 2018 and Q3YTD 2018, respectively. This exploration is part of the Company’s long-term strategy to grow gold Mineral Reserves and/or Mineral Resources. Expensed exploration expenditures totaled $3.0 million and $7.7 million during Q3 2018 and Q3 YTD 2018, respectively. (Q3 2017 and Q3 YTD 2017: $2.8 million and $8.2 million, respectively).
Timmins West Complex
Exploration in the Timmins West Complex in Q3 2018 included drilling at the Timmins West Mine and Gold River Project areas.
Exploration at the Timmins West Mine included one underground hole for 447 metres (3,543 metres YTD) to test extensions west of the 144 Gap Deposit. Exploration at the Gold River Trend Project included four surface holes for 1,894 metres (42,492 metres YTD) of infill-definition and extensional drilling. In addition a total of 15 metallurgical and geotechnical samples have been collected and are at various stages of analytical testing. Initial metallurgical testing of refractory samples utilizing various oxidation methods has yielded favorable results. Drilling is complete for the year with interpretation of results ongoing.
Bell Creek Complex
Exploration at the Bell Creek Complex in Q3 2018 included 11 underground holes for 5,025 metres (12,065 metres YTD) to test the strike and depth extensions of the NA, NA2, NB, NB2 and HW6 zones from underground drill stations. Geologic interpretation continues on recent results while deeper drilling is planned in Q4 2018.

Surface exploration drilling was carried out at various targets in the Bell Creek district in Q3 with 18 holes for 6,032 metres completed in the Wetmore zone and four holes for 2,593 metres completed in the Marlhill zones, located 900 metres south and 700 metres northeast, respectively from Bell Creek mine.

Whitney Project
The Whitney project is currently a joint venture project covering the historic Hallnor and Broulan Reef Mine properties in which the Company is operator.
Recent work included continued evaluation of various underground and open pit mining scenarios. No drilling was conducted at the property in Q3 2018.

23

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Juby
Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, approximately 100 kilometres south of Timmins.
Work in Q3 2018 continued to focus on refinement of the geological model, gold mineralogical and characterization studies, examination of new exploration targets, and planning and initiation of a new surface drill program which began in May.
Drilling in in the quarter included 2,916 metres of exploration drilling in nine holes which were designed to test up to 700 metres northwest of the Juby Main and Golden Lake resource. In addition two holes for 453 metres were drilled to collect metallurgical samples in the Juby Main zone.
CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW
Q3 2018 vs. Q3 2017
Net cash provided by operating activities totaled $18.0 million for Q3 2018, compared to $48.7 million for Q3 2017. Cash provided by operating activities before changes in working capital, see non-GAAP financial measures section of this MD&A, was $19.4 million during Q3 2018, compared to $37.0 million during Q3 2017. The decreases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $17.7 million and $30.6 million, respectively, were primarily due to the reduced gold sales in Q3 2018 as compared to Q3 2017.

Investing activities consisted of additions to property, plant, and equipment of $63.7 million during Q3 2018, compared to $49.6 million during Q3 2017. Investment activities included on-going leach pad and waste dump construction at the La Arena and Shahuindo mines, development of the Bell Creek shaft project, resource infill and stope definition drilling at the Timmins mines and various construction including the Shahuindo Expansion.

Financing activities resulted in a cash inflow of $23.3 million during Q3 2018 compared to a cash outflow of $8.4 million during Q3 2017. The Q3 2018 inflow was primarily due to an additional $25.0 million cash draw on the revolving credit facility, offset by $0.2 million in interest paid and $1.5 million in payments on the finance leases. The Q3 2017 cash outflow was primarily due to $5.4 million cash payment of dividends, $2.2 million in payments on the finance leases and $0.5 million in interest and financing fees paid.
Q3 YTD 2018 vs. Q3 YTD 2017
Net cash provided by operating activities totaled $58.4 million for Q3 YTD 2018, compared to $223.3 million for Q3 YTD 2017. Cash provided by operating activities before changes in working capital was $89.7 million during Q3 YTD 2018, compared to $269.3 million during Q3 YTD 2017. The decreases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $179.6 million and $164.9 million, respectively, were primarily due to the reduced sales in Q3 YTD 2018 as compared to Q3 YTD 2017 resulting from the suspension of mining operations at the Escobal mine.

Investing activities consisted of additions to property, plant, and equipment of $194.3 million during Q3 YTD 2018, compared to $161.2 million during Q3 YTD 2017. Investment activities included on-going leach pad and waste dump construction at the La Arena and Shahuindo mines, development of the Bell Creek shaft project, resource infill and stope definition drilling at the Timmins mines and various construction including the Shahuindo Expansion.

Financing activities resulted in a cash inflow of $56.6 million during Q3 YTD 2018 compared to a cash outflow of $44.5 million during Q3 YTD 2017. The Q3 YTD 2018 inflow was primarily due to the $100.0 million cash draws on the revolving credit facility offset by the repayment of $35.0 million debt upon the amendment of the revolving credit facility during Q1 2018, $3.1 million in interest paid and $5.3 million in payments on the finance leases. The Q3 YTD 2017 cash outflow was primarily due to $35.7 million cash payment of dividends, $7.4 million in payments on the finance leases, $2.0 million in interest paid and $0.5 million payment of financing fees which were offset by $0.9 million in proceeds from the issuance of common shares on exercise of share options.

24

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2017. It is the opinion of management, based on the Company’s current liquidity position, continued steady state gold operations and metals sales, and access to its Second Amended and Restated Revolving Credit Facility that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations and existing capital projects. The Company may consider alternative financing arrangements to meet its strategic needs and has a $175 million revolving credit facility in place to further mitigate liquidity risk, of which $100 million was drawn as of November 6, 2018. Refer to the “Debt Facilities” section of this MD&A for further information. The Company has taken advantage of opportunities to accelerate certain capital spend into 2018. As a result, the Company now expects to make an additional drawing of $25.0 million on its credit facility before the end of year.
The Company’s capital consists of the following:

	September 30, 2018	December 31, 2017
Equity	$2,417,495	$2,624,888
Debt	100,000	35,000
Lease obligations	2,348	7,754
	2,519,843	2,667,642
Cash and cash equivalents	(48,414)	(125,665)
Restricted cash	(4,127)	(5,124)
	$2,467,302	$2,536,853
Financial risk management
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk, which includes sub-categories of foreign exchange risk, interest rate risk and price risk.

During Q3 YTD 2018, there were no significant changes to the Company’s exposure to risks resulting from its use of financial instruments or to its financial risk management strategy. For details on specific risks, please refer to the Company’s MD&A for the years ended December 31, 2017 and 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and incorporated by reference herein.

DEBT FACILITIES
Revolving credit facility
On February 20, 2018 the Company announced the closing of its Second Amended and Restated Revolving Facility with its bank syndicate for a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. The Second Amended and Restated Revolving Facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal mine.

The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%.

As of September 30, 2018, the Company had drawn $100 million of this credit facility and continues to have access to the remaining $75 million undrawn portion and $25 million accordion feature.
The Company was in compliance with all covenants associated with the Second Amended and Restated Revolving Facility.

25

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

COMMITMENTS AND CONTINGENCIES
Other than the repayment of $35 million in debt in February 2018 and draws of $100 million during Q3 YTD 2018 of the Second Amended and Restated Revolving Facility, there have been no significant changes to the Company’s undiscounted commitments during Q3 YTD 2018. For details, please refer to the Company’s MD&A for the years ended December 31, 2017 and 2016.
Off balance sheet arrangements
The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. There have been no material changes in reclamation and closure costs from the amounts disclosed in the MD&A for the year ended December 31, 2017 and dated February 22, 2018.

ASSET VALUATION

The Company performs impairment testing annually for its goodwill at October 1 of each financial year, or when there are indicators of potential impairment. The Company has monitored its market capitalization and has determined that even in light of the reduction in market capitalization there was no indication of impairment for any of the Company's assets other than Escobal at September 30, 2018. Testing is performed on mineral interests and other assets, including goodwill, to determine if the recoverable amount (higher of the value in use or the fair value less costs of disposal (“FVLCD”)) of each cash generating units (“CGU”) is greater than its carrying value.

On September 3, 2018, the Constitutional Court of Guatemala issued its ruling which ordered the continued suspension of the Escobal mining license while MEM conducts an ILO 169 consultation with the Xinka communities residing in the area of influence of the Escobal mine. As a result of this decision and the extended period of the suspension, the Company determined that there was an indicator of impairment at the Escobal mine in the quarter ended September 30, 2018 and was required to perform an impairment test on the Escobal mine, determining a FVLCD for the Escobal mine using a discounted cash flow ("DCF") model.

In determining FVLCD of Escobal in the DCF model, the Company considered a range of restart dates between six and 18 months based on the progress to date of the legal and consultation process in Guatemala, and taking into account potential delays in timeline, the Company has estimated a restart date of December 31, 2019 for the purposes of the impairment test of Escobal. There can be no certainty that this restart date will occur by December 31, 2019. In the DCF model the Company used a combination of long-term consensus prices and management’s best estimates as follows: gold of $1,300 per ounce, silver of $18.00 per ounce, zinc of $1.10 per lb and lead of $1.00 per lb. The discount rate used was 9.00% for Escobal. Using these assumptions and other quantitative and qualitative considerations, the Company determined that the Escobal mine was impaired by $170 million, which was included in other operating expenses. The impairment charge was primarily driven by the decline in long term estimated silver price combined with the anticipated extended shutdown of the mine due to the Constitutional Court decision on September 3, 2018. Should the Escobal restart occur

26

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

prior to December 31, 2019, or if there is significant change in other key assumptions used in the analysis, the impairment would be reevaluated for potential reversal.

Impairment by CGU at September 30, 2018 is as follows (in millions of USD):

	Opening Carrying Value	Fair Value	Pre-tax impairment	Post-tax Impairment	Ending Carrying Value
Escobal Mine	$774	$604	$170	$170	$604
	774	604	170	170	604

During Q3 2018, there were no other events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets.

OUTSTANDING SHARE DATA

As at November 6, 2018, the Company had 313,313,670 issued and outstanding common shares, 3,542,363 issued and outstanding options, 449,675 issued and outstanding deferred share awards and 471,800 issued and outstanding performance share awards.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS
Application of new and revised accounting standards effective January 1, 2018
The Company has evaluated the new and revised IFRS standards and has determined that there was no material impact on the interim financial statements upon adoption. Details of these accounting standards are disclosed in note 4a) of the notes to the interim financial statements.
Future accounting standards and interpretations
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q3 2018, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the notes to the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Reserves and Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s Management Discussion & Analysis dated December 31, 2017. During the Q3 2018, there have been no changes to these critical accounting estimates other than as disclosed in the Company’s interim financial statements.

27

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from the Escobal mine and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing the total operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings") and consolidated adjusted earnings per share (“adjusted earnings per share”) as non-GAAP measures of a precious metals mining company’s operating performance. These measures have no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) gains or losses on sale of assets and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

28

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Earnings (loss)	$(190,000)	$(8,380)	$(212,415)	$99,803
Impairment, net of tax	170,000	—	170,000	—
Unrealized foreign exchange loss (gain)	585	1,155	685	1,886
Adjusted earnings (loss)	$(19,415)	$(7,225)	$(41,730)	$101,689

Weighted average common shares outstanding
Basic (000’s)	313,767	313,152	313,412	312,673
Diluted (000’s)	313,767	313,152	313,412	312,722
Adjusted earnings (loss) per share
Basic	$(0.06)	$(0.02)	$(0.13)	$0.33
Diluted	$(0.06)	$(0.02)	$(0.13)	$0.33

Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

29

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Total operating costs (cost of sales)(1)	$—	$—	$—	$95,854
Depreciation and depletion	—	—	—	(29,052)
Change in product inventory	—	—	—	6,329
Treatment and refining charges	—	—	—	16,205
Total cash costs before by-product credits	$—	$—	$—	$89,336
By-product credits(2)		—		(29,740)
Total cash costs net of by-product credits	$—	$—	$—	$59,596
Silver ounces sold in concentrate (000’s)	—	—	—	9,773
Silver ounces produced in concentrate (000’s)	—	—	—	9,692
Total operating costs (cost of sales) per ounce sold	$—	$—	$—	$9.81
Total cash costs per ounce produced before by-product credits	$—	$—	$—	$9.22
Total cash costs per ounce produced net of by-product credits	$—	$—	$—	$6.15

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2) Gold, lead and zinc by-product credits are calculated as follows:

	Q3 2018				Q3 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	—	—	—	—
Lead Tonnes	—	—	—	—	—	—	—	—
Zinc Tonnes	—	—	—	—	—	—	—	—

	Q3 YTD 2018				Q3 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	3,554	$1,281	$4,555	$0.47
Lead Tonnes	—	—	—	—	4,085	$2,369	$9,679	$1.00
Zinc Tonnes	—	—	—	—	5,568	$2,785	$15,508	$1.60

(3) Numbers in tables may not calculate due to rounding.

30

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

	Q3 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$29,215	$31,180	$43,780	$104,175
Depreciation and depletion	(11,244)	(7,702)	(15,242)	(34,188)
Change in product inventory	7,418	(5,286)	1,658	3,790
Smelting and refining charges	181	84	26	291
Total cash costs before by-product credits	25,570	18,276	30,222	74,068
Silver credit(2)	(93)	(334)	(64)	(491)
Total cash costs net of by-product credits	25,477	17,942	30,158	73,577
Gold ounces sold (000’s)	28.9	27.7	35.7	92.3
Gold ounces produced (000’s)	33.3	20.3	37.6	91.2
Total operating costs (cost of sales) per ounce sold	$1,011	$1,125	$1,226	$1,129
Total cash costs per ounce produced before by-product credits	$767	$900	$804	$812
Total cash costs per ounce produced net of by- product credits	$764	$883	$803	$807

	Q3 YTD 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$109,285	$72,013	$142,518	$323,816
Depreciation and depletion	(39,015)	(18,021)	(47,473)	(104,509)
Change in product inventory	5,797	(5,011)	(1,058)	(272)
Smelting and refining charges	578	262	92	932
Total cash costs before by-product credits	76,645	49,243	94,079	219,967
Silver credit(2)	(350)	(1,136)	(221)	(1,707)
Total cash costs net of by-product credits	76,295	48,107	93,858	218,260
Gold ounces sold (000’s)	115.1	67.5	112.6	295.2
Gold ounces produced (000’s)	111.9	63.0	109.7	284.6
Total operating costs (cost of sales) per ounce sold	$949	$1,067	$1,266	$1,097
Total cash costs per ounce produced before by-product credits	$685	$781	$858	$773
Total cash costs per ounce produced net of by- product credits	$682	$763	$856	$767

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits are calculated as follows:

	Q3 2018				Q3 YTD 2018
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	32,171	$15.26	$491	$5.38	106,018	$16.10	$1,707	$6.00

(3) Numbers in table may not calculate due to rounding.

31

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q3 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$51,052	$19,556	$43,844	$114,452
Depreciation and depletion	(8,647)	(4,851)	(15,591)	(29,089)
Change in product inventory	(4,725)	539	229	(3,957)
Smelting and refining charges	244	123	46	413
Total cash costs before by-product credits	37,924	15,367	28,528	81,819
Silver credit(2)	(146)	(338)	(84)	(568)
Total cash costs net of by-product credits	37,778	15,029	28,444	81,251
Gold ounces sold (000’s)	53.7	20.0	42.7	116.4
Gold ounces produced (000’s)	47.6	19.4	41.7	108.7
Total operating costs (cost of sales) per ounce sold	$950	$978	$1,026	$983
Total cash costs per ounce produced before by-product credits	$797	$792	$683	$753
Total cash costs per ounce produced net of by- product credits(3)	$794	$774	$681	$747

	Q3 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$116,398	$54,653	$129,714	$300,765
Depreciation and depletion	(19,593)	(14,826)	(45,092)	(79,511)
Change in product inventory	(4,598)	287	(1,565)	(5,876)
Smelting and refining charges	811	309	139	1,259
Total cash costs before by-product credits	93,018	40,423	83,196	216,637
Silver credit(2)	(369)	(1,346)	(275)	(1,990)
Total cash costs net of by-product credits	92,649	39,077	82,921	214,647
Gold ounces sold (000’s)	148.3	55.9	134.8	339.0
Gold ounces produced (000’s)	148.4	60.4	127.0	335.8
Total operating costs (cost of sales) per ounce sold	$785	$978	$962	$887
Total cash costs per ounce produced before by-product credits	$627	$669	$655	$645
Total cash costs per ounce produced net of by- product credits(3)	$624	$647	$653	$639

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(2) Silver by-product credits are calculated as follows:

	Q3 2017				Q3 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	33,943	$16.73	$568	$5.22	115,963	$17.16	$1,990	$5.93

(3) Total cash costs per gold ounce produced for the Q3 2017 included a $9.0 million non-recurring pre-tax expense at La Arena to fulfill long-term commitments made to the community that impacted total cash costs per ounce produced by $189/oz for Q3 2017 and $60/oz for Q3 YTD 2017 at La Arena and $82/oz for Q3 2017 and $27/oz for Q3 YTD 2017 in total.
(4) Numbers in table may not calculate due to rounding.
All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory

32

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expenses, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Total cash costs net of by-product credits	$—	$—	$—	$59,596
Sustaining capital(1)	—	—	—	19,062
Exploration	—	—	—	498
Reclamation cost accretion	—	—	—	123
General and administrative expenses	—	—	—	7,032
All-in sustaining costs	$—	$—	$—	$86,311
Silver ounces produced in concentrate (000’s)	—	—	—	9,692
All-in sustaining costs per ounce produced net of by-product credits	$—	$—	$—	$8.91
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(2) Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q3 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$25,477	$17,942	$30,158	$73,577
Sustaining capital	10,029	6,146	13,516	29,691
Exploration	277	1,152	2,278	3,707
Reclamation cost accretion	345	104	61	510
General and administrative expenses	3,249	2,253	2,185	7,687
All-in sustaining costs	$39,377	$27,597	$48,198	$115,172
Gold ounces produced (000’s)	33.3	20.3	37.6	91.2
All-in sustaining costs per ounce produced net of by-product credits	$1,182	$1,359	$1,283	$1,263

33

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q3 YTD 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$76,295	$48,107	$93,858	$218,260
Sustaining capital	24,916	16,791	35,407	77,114
Exploration	964	2,856	4,209	8,029
Reclamation cost accretion	1,036	313	159	1,508
General and administrative expenses	10,049	6,653	7,524	24,226
All-in sustaining costs	$113,260	$74,720	$141,157	$329,137
Gold ounces produced (000’s)	111.9	63.0	109.7	284.6
All-in sustaining costs per ounce produced net of by-product credits	$1,012	$1,185	$1,287	$1,156

(1) Numbers in table may not calculate due to rounding.

	Q3 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$37,778	$15,029	$28,444	$81,251
Sustaining capital	7,687	7,622	9,824	25,133
Exploration	294	926	2,035	3,255
Reclamation cost accretion	336	220	38	594
General and administrative expenses	3,288	1,985	2,765	8,038
All-in sustaining costs	$49,383	$25,782	$43,106	$118,271
Gold ounces produced in doré (000’s)	47.6	19.4	41.7	108.7
All-in sustaining costs per ounce produced net of by-product credits	$1,038	$1,328	$1,034	$1,088

	Q3 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$92,649	$39,077	$82,921	$214,647
Sustaining capital	20,006	14,834	36,260	71,100
Exploration	849	3,722	6,351	10,922
Reclamation cost accretion	1,022	649	95	1,766
General and administrative expenses	8,778	6,106	7,168	22,052
All-in sustaining costs	$123,304	$64,388	$132,795	$320,487
Gold ounces produced in doré (000’s)	148.4	60.4	127.0	335.8
All-in sustaining costs per ounce produced net of by-product credits	$831	$1,066	$1,046	$954

(1)	Numbers in table may not calculate due to rounding.

34

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Cash provided by operating activities before changes in working capital(1)	$19,355	$37,039	$89,706	$269,335
Net cash provided by operating activities(1)	$18,039	$48,675	$58,387	$223,321
Basic weighted average common shares outstanding	313,767	313,152	313,412	312,673
(1) Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.
RISK FACTORS
Our business is the operation, exploration, development and acquisition of mining properties. Due to the high risk nature of our business, our operations are speculative. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements and forward-looking information relating to us or our business.

This Management’s Discussion and Analysis also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described in the documents incorporated by reference herein. Please see “Cautionary Note Regarding Forward-looking Statements.”
Indigenous Peoples
Some of our operations are situated in areas presently or previously inhabited or used by indigenous peoples, triggering various international and national laws, codes, resolutions, conventions, guidelines, and imposing obligations on government and companies relating to the rights of indigenous people. These may include a mandate that the government consult with communities surrounding our projects and mines regarding actions affecting local stakeholders, prior to granting us mining rights, permits or approvals. Applicable conventions such as the ILO Convention 169, which has been ratified by Guatemala and Peru, is an example of such an international convention. Examples of developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7, which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action (such as the granting of mining concessions or approval of mine permits). There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and, environmental protection may result in opposition to our current and future operations or further development or new development of our projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, including attacks against our assets or personnel, and may have a negative impact on our reputation and operations. Opposition by any of the aforementioned groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines, in some cases, causing increased cost and considerable delays to the advancement of our projects which in turn could have a material adverse effect on our reputation, financial position, cash flow and results of operations.

35

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Suspension of Escobal Mining License
Mining activities at Escobal have been suspended since July 5, 2018. The recent ruling of the Guatemalan Constitutional Court ordering the continued suspension of the Escobal mining license pending the conduct of an ILO 169 consultation by the Guatemalan Ministry of Mines and approval by the Guatemalan Supreme Court will continue to delay the restart of mining operations at the Escobal Mine. In addition, the duration of the consultation process is unknown and there can be no assurance it will be successful. Any delays of failure to reinstate the mining license will continue to materially and adversely affect our revenues, cash flows, profitability, financial performance and financial condition. We can provide no assurance as to how long the consultation process will take to reach an approved conclusion or when or if we will be able to restart mining operations at the Escobal Mine. Further, the potential material and adverse impact of such oppositions on our revenues, profitability, financial performance, cash flows and financial position could be exacerbated if they adversely affect operations at our other mines due to the continuing suspension of, or the inability to restart, mining operations at the Escobal Mine.

In addition, if we are unable to resolve successfully the ongoing dispute involving the Escobal Mine in Guatemala, including the current suspension of mining operations pending the conduct of an ILO 169 consultation by the Guatemalan Ministry of Mines and approval by the Guatemalan Supreme Court and the reissuance following a successful completion of the ILO 169 consultation process of all licenses, permits and credentials necessary to conduct mining operations at the Escobal Mine by Minera San Rafael which results in a continuing or permanent suspension of mining operations, or if following a resumption of mining operations at the Escobal Mine there is a subsequent failure by MEM to renew the export credential or adequately conduct court-ordered consultation or if MSR is unable to comply with the results of such consultation process, of if future interference in the form of roadblocks, blockades, protests, future failures to obtains necessary license, permit credential renewals or otherwise, which results in a future suspension of, or the inability to restart, mining operations, each could have a material and adverse effect on our results of operations, including potential production, Mineral Reserves and Mineral Resources, revenues, profitability, and our financial performance, cash flows and financial position.
Adverse Developments Affecting Our Properties
The La Arena, Shahuindo and Timmins Mines currently represent 100% of our revenue producing operations. Any adverse development affecting these mines or our ability to conduct mining operations at these mines due to suspension or loss of mining permits, licenses or credentials, protests, roadblocks or blockades that prevent supplies from entering the mine, production from leaving the mine and employees and contractors from entering and leaving the mine, if other than temporary, or other action or events, could have a material and adverse effect on our results of operations, including potential production, Mineral Reserves and Mineral Resources, revenues, profitability, and our financial performance, cash flows and financial position. The potential material and adverse impact of such adverse developments on our revenues, profitability, financial performance, cash flows and financial position could be exacerbated due to the adverse impact of the continuing suspension of, or the inability to restart, mining operations at the Escobal Mine.

Obtaining and Renewing Licenses and Permits
In the ordinary course of business, we are and will be required to obtain, maintain and renew governmental licenses or permits for the operation and expansion of our Mines and those projects currently in development for the development, construction and commencement of mining at our existing properties or those we acquire in the future. Obtaining or renewing the necessary governmental licenses, permits or credentials is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses, permits and credentials are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected suspensions, such as the continuing suspension of the Escobal mining license of MSR following the recent ruling of the Guatemalan Constitutional Court ordering the continued suspension of the Escobal mining license pending the conduct of an ILO 169 consultation by the Guatemalan Ministry of Mines and approval by the Guatemalan Supreme Court or any delays or complications in the conduct of the court-ordered consultation process; other revocations of licenses, permits or credentials, including reconnaissance, exploration and exploitation licenses and export credentials; disputes or refusals to issue or renew required licenses, permits or credentials, such as the current failure by MEM to renew and reissue MSR’s export credential prior to its expiration in August 2017; or delays or costs associated with the licensing, permitting or credentialing processes could prevent or delay the development or impede the operation of a mine, which could materially and adversely impact our results of operations, profitability, cash flows and financial condition.

36

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operations in Guatemala, Peru and Canada
Our operations in each of the jurisdictions in which we operates are exposed to various levels of political, economic, social and geographical risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

•	terrorism,

•	military repression,

•	expropriation, extreme fluctuations in currency exchange rates,

•	high rates of inflation,

•	labour unrest,

•	protests, roadblocks or other forms of public expression against our activities,

•	the risks of war, civil or social unrest, crime or other violence,

•
renegotiation or nullification of existing concessions, licenses, permits and contracts, ability of governments to unilaterally alter agreements; government imposed supply laws, including laws, establishing, among other things, profit margins, production quotas, maximum and minimum price, levels and the ability to confiscate merchandise in certain circumstances,

•	surface land access issues,

•	road blockages or blockades,

•	illegal mining,

•	political, judicial and business corruption,

•	changes in taxation policies, regulations and laws,

•	restrictions on foreign exchange and repatriation, and

•
changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which we operate that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability. Further, the potential material and adverse impact of the occurrence of any such uncertainties on our revenues, profitability, financial performance, cash flows and financial position could be exacerbated if they adversely affect operations at our other mines due to the continuing suspension of, or the inability to restart, mining operations at the Escobal Mine.
Claims and Legal Proceedings
We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees, claims that purport to be class actions and claims relating to our licenses and permits. We and certain of our officers and directors have been named in several purported class action claims alleging violations of Section 10(b) and Section 20(a) of the US Exchange Act and Rule 10b-5 promulgated thereunder. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to our subsidiary, MSR, based upon the allegation that the MEM violated the Xinka indigenous people’s right of consultation. These matters may give rise to legal uncertainties or have unfavourable results and divert management’s attention and resources. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.

For additional discussion of risk factors, refer to the MD&A for the years ended December 31, 2017 and 2016 dated February 22, 2018, which is incorporated by reference herein, and available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

37

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).
The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.
The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.
There were no changes in the Company’s ICFR during Q3 YTD 2018 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.
Management assessed the effectiveness of the Company’s ICFR as at December 31, 2017, based on the criteria set forth in the 2013 COSO Framework and concluded that the Company’s ICFR was effective to provide reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2017.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.
TECHNICAL INFORMATION
Thomas F. Fudge, Vice President Operations and Qualified Person as defined in National Instrument 43-101, has reviewed and approved the scientific and technical information contained in this MD&A.

38

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Mineral Resource estimates reported herein have been classified as Measured, Indicated or Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimates were prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.

Mineral Reserve estimates reported herein are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The Company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s Mineral Reserves. The Mineral Reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.

Gold Mineral Reserves effective January 1, 2018 reflect an increase of 399 thousand ounces of gold over the prior year, net of 2017 mine production. The increase in Mineral Reserves was comprised of Proven Mineral Reserves of 1.3 million tonnes with an average gold grade of 0.20 g/t containing 8.8 thousand ounces of gold and Probable Mineral Reserves of 12.1 million tonnes with an average gold grade of 1.00 g/t containing 390.3 thousand ounces of gold. Measured and Indicated gold Mineral Resources effective January 1, 2018 reflected an increase of 3,443 thousand ounces of gold as compared to Measured and Indicated gold Mineral Resources effective January 1, 2017. The increase in Mineral Resources was comprised of Measured Mineral Resources of 151.7 million tonnes with an average gold grade of 0.26 g/t containing 1,269 thousand ounces of gold and Indicated Mineral Resources of 327.4 million tonnes with an average gold grade of 0.21 g/t containing 2,174 thousand ounces of gold.

Escobal Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.

ESCOBAL MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.8	374	0.33	0.68	1.20	58	51	33	58
Indicated	36.3	271	0.29	0.62	1.02	317	337	224	369
Measured + Indicated	41.1	283	0.29	0.62	1.04	375	388	256	427
Inferred	1.9	180	0.90	0.22	0.42	11	54	4	8
Mineral Resources are reported using a 100 g/t silver-equivalent cut-off grade calculated using metal prices of $20.00/oz, silver, $1,300.00/oz gold, $1.00/lb lead and $1.10/lb zinc.

ESCOBAL MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven	2.5	486	0.42	1.02	1.75	40	34	26	44
Probable	22.1	316	0.34	0.77	1.25	225	244	170	276
Proven + Probable	24.7	334	0.35	0.79	1.30	264	278	196	320

Mineral Reserves as of January 1, 2018 were calculated by applying an updated mine plan to the Mineral Resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017.

Cut-off grades to define the January 1, 2018 Mineral Reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value were $20.00 per ounce silver, $1,300.00 per ounce gold, $1.00 per pound lead and $1.10 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

39

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Measured	0.3	0.38	3.3
	Indicated	49.6	0.40	640.2
	Measured + Indicated	49.9	0.40	643.5
	Inferred	0.4	0.32	4.3

The oxide resource is reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400 per ounce gold and actual costs experienced at the La Arena Mine.

LA ARENA MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Proven	0.3	0.38	3
	Probable	43.7	0.40	565
	Proven + Probable	44.0	0.40	568

Oxide Mineral Reserves for the La Arena Mine were reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual operating costs incurred. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

La Arena II

The basis of the Mineral Resource estimate for the La Arena II project is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018.

La Arena II MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Copper (%)	Gold (g/t)	Copper (kt)	Gold (koz)
Oxide	Measured	5.9	—	0.27	—	51
	Indicated	43.2	—	0.28	—	388
	Measured + Indicated	49.1	—	0.28	—	440
	Inferred	41.3	—	0.26	—	349
Sulfide(1)	Measured	149.7	0.39	0.25	580	1,214
	Indicated	543.5	0.38	0.23	2,046	3,984
	Measured + Indicated	693.2	0.38	0.23	2,626	5,197
	Inferred	50.4	0.31	0.21	158	344
Total	Measured	155.7	0.37	0.25	580	1,265
	Indicated	586.7	0.35	0.23	2,046	4,372
	Measured + Indicated	742.4	0.35	0.24	2,626	5,637
	Inferred	91.6	0.17	0.23	158	683
(1) includes supergene, transitional oxide-sulfide and sulfide Mineral Resources

Mineral Resources for the La Arena II project were reported within an optimized undiscounted cash flow pit shell using metal prices of $4.00 per pound copper and $1,500 per ounce gold and operating cost and metallurgical recovery parameters developed for the La Arena II PEA. Oxide Mineral Resources were reported

40

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

using a 0.10 g/t gold cut-off grade; sulfide Mineral Resources were reported using a 0.18% copper-equivalent cut-off grade calculated using $4.00 per pound copper and $1,500 per ounce gold.

Shahuindo Mine

The basis of the Mineral Reserve estimate for the Shahuindo mine is from the NI 43-101 Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

SHAHUINDO MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	13.4	0.41	4.5	177	1,925
Sulfide	Inferred	97.4	0.74	14.4	2,323	45,055
Total	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	110.8	0.70	13.2	2,500	46,980

The Shahuindo Mineral Resources were reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources were reported within a $1,400 per ounce gold optimized pit shell. The sulfide Mineral Resources at Shahuindo were classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide Mineral Resource was reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80.

SHAHUINDO MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Proven	77.9	0.48	5.9	1,203	14,756
	Probable	49.9	0.44	5.2	704	8,384
	Proven + Probable	127.8	0.46	5.6	1,907	23,140

Oxide Mineral Reserves were reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio was 1.1 (waste:ore). There are no sulfide Mineral Reserves reported for Shahuindo.

Timmins West Mine

The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from NI 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017.  Mineral Resources and Mineral Reserves for the Timmins West Mine reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

41

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TIMMINS WEST MINE MINERAL RESOURCES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Measured	—	—	—
	Indicated	1,256	4.46	180
	Measured & Indicated	1,256	4.46	180
	Inferred	357	4.32	50
Thunder Creek	Measured	—	—	—
	Indicated	1,107	3.39	121
	Measured & Indicated	1,107	3.39	121
	Inferred	39	2.61	3
144 Gap(1)	Measured	247	4.86	39
	Indicated	4,751	3.82	584
	Measured & Indicated	4,998	3.88	623
	Inferred	695	3.60	81
Total Timmins West Mine	Measured	247	4.86	39
	Indicated	7,114	3.87	885
	Measured & Indicated	7,361	3.90	923
	Inferred	1,091	3.80	133

The Timmins West Mine Mineral Resources were reported as in situ resources using a gold cut-off grade of 1.5 g/t.

TIMMINS WEST MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Proven	—	—	—
	Probable	984	3.59	114
	Proven + Probable	984	3.59	114
Thunder Creek	Proven	—	—	—
	Probable	466	2.89	43
	Proven + Probable	466	2.89	43
144 Gap	Proven	407	3.61	47
	Probable	4,605	3.03	449
	Proven + Probable	5,012	3.08	496
Total Timmins West Mine	Proven	407	3.61	47
	Probable	6,055	3.11	606
	Proven + Probable	6,462	3.15	654

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a gold price of $1,275 per ounce and a gold cut-off grade of 2.0 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the updated Mineral Resource model using operating costs of US$78.64 per tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%.

Bell Creek Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 27, 2015. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

42

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

BELL CREEK MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.2	4.43	167
Indicated	4.1	4.27	569
Measured & Indicated	5.3	4.31	736
Inferred	3.0	4.36	415

The Bell Creek Mineral Resources were reported as in situ resources using a gold cut-off grade of 2.2 g/t.

BELL CREEK MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	0.5	3.90	68
Probable	1.9	4.12	246
Proven & Probable	2.4	4.07	315

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a long-term gold price of $1,275 per ounce and reported at a gold cut-off grade of 2.3 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the Mineral Resource model using operating costs of $87.42 per tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5%.

Juby

The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014, with an effective date of February 24, 2014. The Juby Mineral Resource estimate is summarized below:

JUBY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	26.6	1.28	1,090
Inferred	96.2	0.94	2,909

Mineral Resources were reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no Measured Mineral Resources or Mineral Reserves reported for the Juby property.

Fenn-Gib

The Mineral Resource Estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated November 17, 2011, with an effective date of November 17, 2011. The Fenn-Gib Mineral Resource estimate is summarized below:

FENN-GIB MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	40.8	0.99	1,300
	Inferred	23.3	0.90	670
Below Pit	Indicated	0.04	1.89	2
	Inferred	1.2	1.90	80
All Material	Indicated	40.8	0.99	1,300
	Inferred	24.5	0.95	750

Nearly all of the Indicated Mineral Resources and approximately 90% of Inferred Mineral Resources were reported within a $1,190 per ounce gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of US$13.00/tonne ore and process recovery of 85%. The remaining Indicated and Inferred Mineral Resources which

43

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

occur below the pit limits were reported using a gold cut-off grade of 1.5 g/t. There are no Measured Mineral Resources or Mineral Reserves reported for the Fenn-GIb property.

Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities
Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: in regards to the implications and timing of the decision of the Guatemalan Constitutional Court (i) ordering MEM to conduct consultation with indigenous populations in certain designated locations in the Escobal mine area of influence, (ii) the timing and results of the four-stage consultation process ordered by the Constitutional Court, including required actions of MEM and the Guatemalan Supreme Court, with the Company being unable to predict when the consultation will be completed (iii) the timing of reinstating the Company’s mining license in respect of the Escobal mine, (iv) the timing of reissuing Escobal’s export credential; the timing and results of other court proceedings and pending litigation; the timing and likelihood of resolving the road blockage affecting the Escobal mine or other mines from time to time; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018 of 400,000 to 475,000 ounces of gold (at the high end of the range) with gold production weighted to the fourth quarter, total cash costs net of by-product credits of $725 to $775 per ounce and all-in sustaining costs per ounce of gold produced of $1,000 to $1,100 per ounce (in each case at the high end of the given cost range), as well as estimated 2018 production, cash costs, all-in sustaining costs, project capital, sustaining capital and exploration expenditures on a per gold mine basis; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; growing gold production to approximately one half million ounces; the timing for the new leach pad at La Arena in the Q4 2018 and the expectation with respect to the improved gold recovery at La Arena; the timing and the estimated costs of the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning in Q4 2018 and achieving the full 36,000 tpd production rate by the end of 2018; the expectation that up to $35 million of total Shahuindo Expansion costs for the secondary projects are to be expended in 2019; the timing of the receipt of permits at Shahuindo; the timing and estimated costs for the construction of the electrical substation at the Shahuindo mine and negotiations for the transfer of the substation including expectations regarding when such lines will be energized to the concessionaire as required by Peruvian regulations; the estimated cost and timing of completion of the Bell Creek shaft project, with completion of construction and ramp up expected to be completed by year end 2018 and total costs being within 10% of the original $80 million guidance; management's estimate that the Bell Creek mill can achieve sustainable average throughput of more than 4,400 tpd with minimal additional capital expenditure, which is expected to lead to improved gold production in the fourth quarter; care and maintenance plans at the Escobal mine and the expectation that costs for such plans will decrease to approximately $1.5 million per month; providing further updates to guidance when additional information regarding the Escobal mining license is available; the restart date assumption of December 31, 2019 for the Escobal mine operations used for the impairment analysis; expected working capital requirements; the continued availability of the revolving credit facility, the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected additional draws under the credit facility; the expected depreciation and depletion rates; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected

44

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt and renewal of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and possible outcome of the ILO 169 consultation process; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES
REGARDING RESERVES AND RESOURCES

The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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